Exhibit 99.1

CEEG Fails to Perform Payment Obligations under the Share Transfer Agreement

NANJING, China, October 31, 2014 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced China Electric Equipment Group Co., Ltd. (“CEEG”), one of the Company’s related parties, failed to perform its payment obligations to the Company on time under the Share Transfer Agreement (as defined below). This Share Transfer Agreement was entered into between the Company and CEEG with respect to the sales of the equity interests in one of the Company’s subsidiaries.

As disclosed before, China Sunergy and CEEG entered into a share transfer agreement on March 26, 2014, amended on August 14, 2014 (the “Share Transfer Agreement”). Pursuant to the Share Transfer Agreement, the remaining two installments, in the aggregate amount of RMB 39.6 million, shall be paid by CEEG prior to August 31, 2014 and September 30, 2014, respectively. However, it failed to make the remaining payment pursuant to the schedule. As of the date of this press release, the total amount paid by CEEG to the Company was RMB 40 million.

The Company is diligently working towards causing CEEG to resolve the issues identified above, and CEEG has agreed to the Company that all remaining payment to which the Company is entitled under the Share Transfer Agreement would be paid in full.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Investor Relations

Phone: + 86 25 5276 6666

Email:IR@chinasunergy.com

Asia Bridge Group Limited

Wendy Sun

Phone: + 86 10 8556 9033

Email: wendy.sun@asiabridgegroup.com

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.